Consent of Independent Registered Public Accounting Firm

Interface, Inc. and Subsidiaries
Atlanta, Georgia
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated February 26, 2020, relating to the consolidated financial statements, the effectiveness of Interface, Inc. and Subsidiaries’ internal control over financial reporting, and schedule of Interface, Inc. and Subsidiaries appearing in the Company’s Annual Report on Form 10-K for the year ended December 29, 2019.

/s/ BDO USA, LLP
BDO USA, LLP
Atlanta, Georgia
August 28, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.